

June 21, 2010

<u>Via U.S. Mail and Facsimile 205.969.3756</u>

R. Steven Hamner
Executive Vice President and Chief Financial Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, AL 35242

> **Re:** **Medical Properties Trust, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 12, 2010**
> **File No. 1-32559**

Dear Mr. Hamner:

We have reviewed your response dated May 28, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2009</u>

<u>Item 1. Business</u>

<u>California Seismic Standards, page 4</u>

1.   We note your response to prior comment 3 and the proposed language to be included in future filings. Based on your current disclosure, it would appear that there are instances where you may be liable for required seismic upgrades related to properties you own. Therein, please tell us what circumstances led management to determine that an amount of $7.2 million is expected to be funded by the company regarding seismic upgrades for

one lease, and why management believes this is a unique incident and unrelated to other leases in the portfolio. Please also tell us what entity management believes would ultimately be responsible for the performance of seismic upgrades in the event a lease terminates, or a borrower or tenant becomes insolvent, prior to the completion of any required upgrades. In your analysis, please tell us whether you have the ability to recover the costs of seismic upgrades from prior tenants or borrowers.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Kevin Woody
Accounting Branch Chief